UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated November 18, 2013: Star Bulk Announces the Acquisition of Two Modern Ultramax Vessels.

This report on Form 6-K, except for the sections entitled “Spyros Capralos, President and CEO of Star Bulk, commented” is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-180674) and Form F-3 (File No. 333-191135) that were each filed with the U.S. Securities and Exchange Commission and each with an effective date of July 17, 2012 and November 12, 2013, respectively.

Exhibit 1

STAR BULK ANNOUNCES THE ACQUISITION OF TWO MODERN ULTRAMAX VESSELS

ATHENS, GREECE, November 18, 2013— Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK),a global shipping company focusing on the transportation of dry bulk cargoes, today announced that it has entered into definitive agreements to acquire two modern Ultramax bulk carriers, the M/V “Supra Challenger I” and M/V “Supra Challenger II”, from an unaffiliated third party for an aggregate total consideration of $58.1 million.

The vessels have a carrying capacity of 61,462 deadweight tons each and were built in Japan by Imabari Shipbuilding Group, in November of 2012 and September of 2013 respectively. The vessels, to be renamed “Star Challenger” and “Star Fighter”, are expected to be delivered to Star Bulk in early December 2013 and by January 15th, 2014 respectively.

Upon completion of the acquisition, Star Bulk will own 15 dry bulk vessels, consisting of 5 Capesize vessels, 2 Ultramax and 8 Supramax vessels with average age of 9.5 years. The Company also has a total of 9 vessels under order at high quality shipyards in Japan and China, consisting of 3 Newcastlemax, 2 Capesize and 4 Ultramax vessels with fuel - efficient specifications, with expected deliveries in 2015 and early 2016.

The Company plans to finance this acquisition in part through cash on hand and in part through commercial bank debt financing. The Company is currently in discussions with several major lending institutions to secure commercial bank debt financing for the two vessels.

Spyros Capralos, President and CEO of Star Bulk commented: “It is with great pleasure to announce one more step of the continuing transformation of Star Bulk, started in last July. The two vessels we acquired are considered among the top vessels in their class, as they are built by one of the best shipyards in the world, have average age below one year, high specifications and increased cargo capacity compared to the standard Supramax vessels. Upon full delivery of our 9 newbuildings we will have a total of 24 owned vessels in the water, representing more than 100% growth on deadweight tonnage basis. We remain committed in executing our growth strategy, and we believe that this accretive acquisition will immediately enhance our cash flow generation capacity and contribute to the long - term value creation for our shareholders.”

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK”. Including the two newly acquired vessels, Star Bulk owns a fleet of fifteen dry bulk carriers consisting of five Capesize, two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of approximately 1,413,525 deadweight tons (dwt) and an average age of approximately 9.5 years. In addition, we provide vessel management services to nine third-party dry bulk vessels, including four Capesize, two Panamax and three Supramax vessels. We have entered into agreements for the construction of nine dry bulk vessels each with fuel efficient specifications, including two 208,000 dwt Newcastlemax dry bulk vessels with expected deliveries during the first half of 2016, one 209,000 dwt Newcastlemax dry bulk vessel with an expected delivery during the first quarter of 2016, two 180,000 dwt Capesize dry bulk vessels with expected deliveries in the fourth quarter of 2015 and first quarter of 2016 respectively, two 61,000 dwt Ultramax dry bulk vessels with expected deliveries during the fourth quarter of 2015 and two 60,000 dwt Ultramax dry bulk vessels with expected deliveries in the second quarter of 2015 and the third quarter of 2015 respectively.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Ag. Konstantinou Ave.

Maroussi 15124

Athens, Greece

Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 19, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President